Exhibit 99.1

                                                              TSX-V: AVU

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7                       T: (604) 687-3520       F: 1-888-889-4874

 July 18, 2012                                                                                                           NR 16 - 2012

Avrupa and Blackheath start exploration work at Covas Joint Venture, Portugal

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that work will start on the 2012 exploration program at the Covas tungsten-gold joint venture project, located in northern Portugal.  Blackheath Resources Inc. (“Blackheath”) has a two-stage option to earn into 70% of the joint venture, by spending one million euros by March of 2014.  Blackheath can earn a further 15% by funding the completion of a pre-feasibility study meeting the definition of such a study under NI 43-101 by March 20, 2016.

The work program anticipated by Blackheath will include compilation of existing data and surface work including detailed mapping and sampling of certain anomalous areas, to be followed by trenching and a diamond drilling program.  Previously Avrupa outlined a number of strong tungsten targets, as well as a potential gold target within the Covas project area.

Covas is a past producer of tungsten and historic resources (indicated and inferred) on the property have been estimated at 922,900 tonnes of 0.78% WO3 (tungsten trioxide), and mineralization is open to expansion.  This historical resource was calculated by Union Carbide Corporation in the early 1980’s. Information about the historic Covas tungsten resource comes from NI 43-101 technical report entitled “Covas Tungsten Deposit”, written for Wega Mining ASA by B.J. Price, P. Geo., in 2007.  Avrupa Minerals has not completed sufficient work to validate the information, although it is considered to be reliable and relevant.

Paul W. Kuhn, CEO of Avrupa Minerals, commented, “We are pleased for the start-up of the 2012 exploration program and look forward to working with the Blackheath team.  Avrupa has compiled a strong tungsten and gold target inventory at Covas, and with the joint venture funding and expertise provided by Blackheath, we anticipate positive progress on the project.  The Covas JV is further indication that Avrupa’s prospect generator business model continues to flourish.

Blackheath Resources Inc. is a recently listed company on the TSX Venture Exchange, focused on tungsten exploration in Portugal.  The management of the company has previous experience in tungsten mining operations in Portugal through Primary Metals Inc., the operator of the Panasqueira Tungsten Mine from 2003 to 2007.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 15 exploration licenses in three European countries, including eight in Portugal covering 2,532 km2, six in Kosovo covering 198 km2, and one in Germany covering 307 km2.  Avrupa operates two joint ventures in Portugal, covering four of the licenses, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits; and

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related Au-W deposits

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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